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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)


                       HUTCHINSON TECHNOLOGY INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.02 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    448407-7
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                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement \ \. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------                                        --------------------
CUSIP No.  448407-7                    13G                    Page 2 of 5 Pages
--------------------                                        --------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jeffrey W. Green

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  \ \
     Not Applicable
                                                                        (b)  \ \
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
     NUMBER OF
      SHARES             397,786
   BENEFICIALLY-----------------------------------------------------------------
     OWNED BY       6    SHARED VOTING POWER
       EACH
     REPORTING           44,820
      PERSON   -----------------------------------------------------------------
       WITH         7    SOLE DISPOSITIVE POWER

                         442,386
               -----------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         220
               -----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     442,606
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.
          (a)  Name of Issuer

                              Hutchinson Technology Incorporated (the "Issuer")

          (b)  Address of Issuer's Principal Executive Offices

                              40 West Highland Park
                              Hutchinson, Minnesota 55350
ITEM 2.
          (a)  Name of Person Filing


                              This filing is made by Jeffrey W. Green

          (b)  Address of Principal Business Office or, if None, Residence

                              Jeffrey W. Green
                              3401 Fourth Avenue North
                              Sioux Falls, SD 57104

          (c)  Citizenship

                              Jeffrey W. Green is a citizen of the United States

          (d)  Title of Class of Securities

                              Common Stock, $.02 par value (the "Common Stock")

          (e)  CUSIP Number

                              448407-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

ITEM 4.   OWNERSHIP

          (a) Amount Beneficially Owned      442,606

          (b) Percent of Class               8.0%

          (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote      397,786*

              (ii) shared power to vote or direct the vote        44,820**

             (iii) sole power to dispose or to direct the
                   disposition of                                442,386*

              (iv) shared power to dispose or to direct the
                   disposition of                                    220***

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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                 Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

                                 Not Applicable

ITEM 10.  CERTIFICATION

                                 Not Applicable

* Includes 107,100 shares covered by immediately exercisable options granted to Mr. Green.


** 44,600 of these shares are held by Norwest Bank St. Paul, N.A., as trustee for the Jeffrey W. Green IRA. The remaining 220 shares are held by Mr. Green in joint tenancy with his wife.

***       These 220 shares are held by Mr. Green in joint tenancy with his wife.

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Jeffrey W. Green
                                        ----------------------------------------
February 2, 1996                        Jeffrey W. Green
                                        Chairman of the Board and Chief
                                        Executive Officer


M1:0099332.01